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Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Three-months ended March 31,
	2000	2001	2002	2003	2004	2005
Earnings
Add:
Pretax income	61,658	102,338	66,142	21,449	24,286	26,706
Fixed charges	29,639	23,944	19,504	23,342	24,869	7,804
Amort of capitalized interest	538	264	278	317	402	97
Dividends of Equity Investees	9,029	6,705	1,889	11,569	1,545	1,150
Equity losses of JVs with guaranteed debt	(1,338)	—	—	(331)	(3)	—
Less:
Interest capitalized	(639)	(760)	(1,092)	(2,272)	(645)	(71)
Minority interest in income with no fixed charges:
Total minority interest in (income)/loss	(3,393)	(372)	(226)	(517)	(483)	34
Minority Iinterest in income w/ fixed charges	3,230	149	170	125	124	33
Minority interest in losses	(286)	(28)	(23)	—	(4)	(143)

	98,438	132,240	86,642	53,682	50,091	35,610

Fixed Charges
Interest expense	27,450	21,998	17,064	19,313	22,485	7,591
Capitalized interest	639	760	1,092	2,272	645	71
Interest in rental expense	1,550	1,186	1,348	1,757	1,739	142

	29,639	23,944	19,504	23,342	24,869	7,804

Ratio of Earnings to Fixed Charges	3.32123	5.52289	4.44227	2.29980	2.01419	4.56304

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Computation of Ratio of Earnings to Fixed Charges